UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of Fundraising

On April 16, 2021, 4D pharma plc (the “Company”) issued a press release to announce that, further to the announcement released on March 22, 2021 which detailed the Company’s private placement to raise approximately $25.03 million (£18.01 million), Duncan Peyton, the Company’s Chief Executive Officer, and Alex Stevenson, the Company’s Chief Scientific Office, have agreed to subscribe for, in aggregate, approximately $2.0 million (£1.44 million) of new ordinary shares of £0.0025 each at £1.10 ($1.52 ) per share.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: April 16, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release, dated April 16, 2021.